Exhibit 21.1

SUBSIDIARIES OF GRAND PERFECTA, INC.

Name of Entity	Jurisdiction
Link Bit Consulting Co. Ltd.	Japan
Umajin Hong Kong Ltd.	Hong Kong
WRN Co., Ltd.	Japan
Turf Agent Co., Ltd.	Japan
Tau Project Co. Ltd.	Japan
G1 Project Co. Ltd.	Japan
Real Selector Co. Ltd	Japan
Sports Perfecta, Inc.	California
Sports Perfecta Technologies Sdn Bhd	Malaysia
Bankisha Net Co. Ltd.	Japan
Meisyunkan Co. Ltd.	Japan
Meruuma Co. Ltd.	Japan
Teppan Chokyo Co. Ltd.	Japan
Basougu Shokuninkai Co. Ltd.	Japan